UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

SEC File Number 001-09341
CUSIP Number 44934S 10 7

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K ☐  Form 20-F ☐ Form 11-K ☒ Form 10-Q☐  Form 10-D ☐  Form N-SAR
☐  Form N-CSR

For Period Ended: June 30, 2006

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

iCAD, Inc.

Full Name of Registrant

Former Name if Applicable

4 Townsend West, Suite 17

Address of Principal Executive Office (Street and Number)

Nashua, NH 03063

(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The registrant could not complete its quarterly report on Form 10-Q for the quarterly period ended June 30, 2006 on a timely basis due to unanticipated delays arising in connection with its preparation.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Annette Heroux	603	882-5200
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

iCAD, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 10, 2006	By:	/s/ Annette Heroux
Vice President of Finance, Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

ATTACHMENT TO PART IV OF
FORM 12b-25 OF
iCAD, Inc.

With respect to its Form 10-Q for the quarterly
period ended June 30, 2006

The registrant expects that due to a decline in sales of its analog medical imaging products, which was partially offset by sales of its digital medical imaging products, the results of operations for the three months ended June 30, 2006 (the “2006 quarter”) and the six months ended June 30, 2006 contained in the registrant’s statements of operations to be included in the registrant’s Form 10-Q for the fiscal quarter ended June 30, 2006 will reflect a decrease in sales to approximately $3,870,000 for the 2006 quarter and approximately $8,240,000 for the six months ended June 30, 2006 compared to $4,231,104 for the three months ended June 30, 2005 (the “2005 quarter”) and $10,238,711 for the six months ended June 30, 2005. Moreover, as a result of personnel recruiting costs, severance and related separation costs resulting from changes in personnel, and share-based compensation costs resulting from the registrant’s adoption of SFAS 123R, general and administrative (“G&A”) expenses for the 2006 quarter are expected to increase by approximately $1,000,000 compared to the 2005 quarter. These additional expenses together with approximately $500,000 of legal expenses primarily incurred in the first quarter of 2006 in connection with the conclusion of a patent arbitration proceeding will result in an increase in G&A expenses of more than $1,500,000 for the six months ended June 30, 2006 when compared to the six months ended June 30, 2005. In addition, the registrant expects to report an increase in net loss of approximately $1,500,000 for the 2006 quarter when compared to the 2005 quarter and an increase in net loss of approximately $3,700,000 for the six months ended June 30, 2006 when compared to the six months ended June 30, 2005.